SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 March 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 20 February 2026
99.2	Transaction in Own Shares dated 23 February 2026
99.3	Transaction in Own Shares dated 24 February 2026
99.4	Transaction in Own Shares dated 25 February 2026
99.5	Transaction in Own Shares dated 26 February 2026
99.6	Transaction in Own Shares dated 27 February 2026
99.7	Transaction in Own Shares dated 02 March 2026
99.8	Total Voting Rights dated 02 March 2026
99.9	Transaction in Own Shares dated 03 March 2026
99.10	Director/PDMR Shareholding dated 03 March 2026
99.11	Director/PDMR Shareholding dated 03 March 2026
99.12	Transaction in Own Shares dated 04 March 2026
99.13	Director/PDMR Shareholding dated 04 March 2026
99.14	Transaction in Own Shares dated 05 March 2026
99.15	Director/PDMR Shareholding dated 05 March 2026
99.16	Transaction in Own Shares dated 06 March 2026

Exhibit No: 99.1

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 18 February 2026, the following shares were allocated, pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings, to the following PDMRs:

Name of PDMR	Number of shares
Elie Maalouf	36,707
Michael Glover	14,345
Daniel Aylmer	2,958
Heather Balsley*	6,117
Jolyon Bulley	13,193
Yasmin Diamond*	5,992
Jolie Fleming	3,830
Nicolette Henfrey*	7,006
Tejas Katre	2,416
Kenneth Macpherson*	8,412
*A number of shares were subsequently sold upon vesting as also notified below.

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	36,707
d)	Aggregated information - Aggregated volume - Price - Aggregated total	36,707 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	14,345
d)	Aggregated information - Aggregated volume - Price - Aggregated total	14,345 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daniel Aylmer
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,958
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,958 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	6,117
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,117 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	13,193
d)	Aggregated information - Aggregated volume - Price - Aggregated total	13,193 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,992
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,992 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,830
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,830 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	7,006
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,006 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tejas Katre
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,416
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,416 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares allocated pursuant to the vesting of shares under the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	8,412
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,412 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	Outside a trading venue

The Company has been notified that on 18 February 2026, the following number of shares were sold upon vesting of the Company's Deferred Award Plan for the 2023/25 cycle, following adjustments for tax and social security withholdings, by the following PDMRs:

Name of PDMR	Number of shares sold
Heather Balsley	6,117
Yasmin Diamond	5,992
Nicolette Henfrey	7,006
Kenneth Macpherson	8,412

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$144.337292	6,117
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,117 $144.337292 $882,911.22
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$144.337292	5,992
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,992 $144.337292 $864,869.05
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$144.337292	7,006
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,006 $144.337292 $1,011,227.07
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$144.337292	8,412
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,412 $144.337292 $1,214,165.30
e)	Date of the transaction	2026-02-18
f)	Place of the transaction	XLON

Exhibit No: 99.2
23 February 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 20 February 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	20 February 2026

Aggregate number of ordinary shares purchased:	95,148

Lowest price paid per share: $ 141.2000

Highest price paid per share:	$ 145.0000

Average price paid per share:	$ 143.2637

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,189,749 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9129T_1-2026-2-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

24 February 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 23 February 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	23 February 2026

Aggregate number of ordinary shares purchased:	89,714

Lowest price paid per share:	$ 139.7500

Highest price paid per share:	$ 144.3000

Average price paid per share:	$ 141.8296

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,100,035 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0802U_1-2026-2-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

25 February 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 24 February 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	24 February 2026

Aggregate number of ordinary shares purchased:	59,987

Lowest price paid per share:	$ 138.2500

Highest price paid per share:	$ 141.0000

Average price paid per share:	$ 139.8248

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,040,048 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2447U_1-2026-2-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

26 February 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

 The Company announces that on 25 February 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	25 February 2026

Aggregate number of ordinary shares purchased:	30,000

Lowest price paid per share:	$ 138.4500

Highest price paid per share:	$ 140.6000

Average price paid per share:	$ 139.0020

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 151,010,048 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4405U_1-2026-2-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

27 February 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 26 February 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	26 February 2026

Aggregate number of ordinary shares purchased:	30,000

Lowest price paid per share:	$ 139.6000

Highest price paid per share:	$ 142.9500

Average price paid per share:	$ 141.5137

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,980,048 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6111U_1-2026-2-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

02 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 27 February 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	27 February 2026

Aggregate number of ordinary shares purchased:	30,000

Lowest price paid per share:	$ 137.7500

Highest price paid per share:	$ 142.1000

Average price paid per share:	$ 139.4353

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,950,048 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8051U_1-2026-2-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 28 February 2026, its issued share capital consists of 156,431,830 ordinary shares of 20 340/399 pence each, of which 5,481,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 150,950,048.

All ordinary shares of the Company purchased by the Company since the last Disclosure and Transparency Rule 5.6.1 announcement made on 2 February 2026, which are subject to cancellation, have been treated as cancelled for the purposes of these calculations.  The relevant purchases of ordinary shares by the Company are in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 and pursuant to instructions issued by the Company as announced on 17 February 2026.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1753 972 000

Exhibit No: 99.9

03 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 02 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	02 March 2026

Aggregate number of ordinary shares purchased:	150,000

Lowest price paid per share:	$ 130.1500

Highest price paid per share:	$ 133.8500

Average price paid per share:	$ 131.9428

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,800,048 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0170V_1-2026-3-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 27 February 2026, the following shares were allocated, pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings, to the following PDMRs:

Name of PDMR	Number of shares
Elie Maalouf	6,572
Michael Glover	787
Daniel Aylmer	736
Heather Balsley*	857
Jolyon Bulley	4,763
Yasmin Diamond*	2,809
Jolie Fleming	778
Nicolette Henfrey	3,291
Tejas Katre	554
Kenneth Macpherson*	3,982
*Shares subsequently sold upon vesting as also notified below.

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	6,572
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,572 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	787
d)	Aggregated information - Aggregated volume - Price - Aggregated total	787 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daniel Aylmer
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	736
d)	Aggregated information - Aggregated volume - Price - Aggregated total	736 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	857
d)	Aggregated information - Aggregated volume - Price - Aggregated total	857 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,763
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,763 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,809
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,809 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	778
d)	Aggregated information - Aggregated volume - Price - Aggregated total	778 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,291
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,291 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tejas Katre
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	554
d)	Aggregated information - Aggregated volume - Price - Aggregated total	554 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2022 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,982
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,982 Nil consideration Nil consideration
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	Outside a trading venue

The Company has also been notified that on 27 February 2026, the following number of shares were sold upon vesting of the awards set out above, following adjustments for tax and social security withholdings, by the following PDMRs:

Name of PDMR	Number of shares sold
Heather Balsley	857
Yasmin Diamond	2,809
Kenneth Macpherson	3,982

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$138.6893	857
d)	Aggregated information - Aggregated volume - Price - Aggregated total	857 $138.6893 $118,856.73
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$138.6893	2,809
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,809 $138.6893 $389,578.24
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$138.6893	3,982
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,982 $138.6893 $552,260.79
e)	Date of the transaction	2026-02-27
f)	Place of the transaction	XLON

 Exhibit No: 99.11

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that on 3 March 2026 the following forfeitable shares were granted under the Company's Deferred Award Plan to the following PDMRs:

Name of PDMR	Number of shares granted
Elie Maalouf	5,271
Michael Glover	2,653
Daniel Aylmer	1,535
Heather Balsley	1,526
Jolyon Bulley	1,900
Yasmin Diamond	1,314
Jolie Fleming	1,364
Nicolette Henfrey	1,480
Tejas Katre	665
Kenneth Macpherson	1,618

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
 Rights over a total of 5,271 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business   days following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Elie Maalouf ceases employment with the Group before 28 February 2029.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Glover
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
 Rights over a total of 2,653 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business   days following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Michael Glover ceases employment with the Group before 28 February 2029.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

Details of the person discharging managerial responsibilities / person closely associated
Name	Daniel Aylmer
Reason for the notification
Position/status	Chief Executive Officer, Greater China
Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	InterContinental Hotels Group PLC
LEI	2138007ZFQYRUSLU3J98
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
Price(s) and volume(s)
 Rights over a total of 1,535 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business days   following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Daniel Aylmer ceases employment with the Group before 28 February 2029.

Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
Date of the transaction	2026-03-03
Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Chief Commercial & Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
 Rights over a total of 1,526 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business   days following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Heather Balsley ceases employment with the Group before 28 February 2029.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
 Rights over a total of 1,900 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business   days following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Jolyon Bulley ceases employment with the Group before 28 February 2029.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
 Rights over a total of 1,314 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business   days following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Yasmin Diamond ceases employment with the Group before 28 February 2029.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

Details of the person discharging managerial responsibilities / person closely associated
Name	Jolie Fleming
Reason for the notification
Position/status	Chief Product & Technology Officer
Initial notification /Amendment	Initial
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	InterContinental Hotels Group PLC
LEI	2138007ZFQYRUSLU3J98
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
Price(s) and volume(s)
 Rights over a total of 1,364 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business days   following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Jolie Fleming ceases employment with the Group before 28 February 2029.

Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
Date of the transaction	2026-03-03
Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
 Rights over a total of 1,480 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business   days following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Nicolette Henfrey ceases employment with the Group before 28 February 2029.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tejas Katre
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
 Rights over a total of 665 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business days   following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Tejas Katre ceases employment with the Group before 28 February 2029.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of forfeitable share awards under the InterContinental Hotels Group PLC Deferred Award Plan
c)	Price(s) and volume(s)
 Rights over a total of 1,618 free shares; the number of shares calculated by reference to a price of USD143.15, being the MMQ of the Company's share price for the three business   days following the announcement of the Company's results for the financial year ended 31 December 2025.

 The award is conditional and may be forfeited if Kenneth Macpherson ceases employment with the Group before 28 February 2029.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

The Company further announces that, on 3 March 2026, awards in respect of the following number of shares were additionally granted under the Company's Deferred Award Plan for the 2024-2026 award cycle and the 2025-2027 cycle:

Name of PDMR	2024-2026 cycle: Number of shares	2025-2027 cycle: Number of shares
Tejas Katre	1,199	2,398

The transaction notification for the PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tejas Katre
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Pro-rata grant of share awards under the InterContinental Hotels Group PLC Deferred Award Plan for the 2024-2026 cycle and 2025-2027 cycle
c)	Price(s) and volume(s)
 2024-2026 DAP Award:

 Conditional rights over a total of 1,199 free shares; the number of shares calculated by reference to a price of USD137.88, being the MMQ of the Company's share price for the 5   business days preceding the date of grant.

 The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2026, subject to the satisfaction of conditions.

 2025-2027 DAP Award

 Conditional rights over a total of 2,398 free shares; the number of shares calculated by reference to a price of USD137.88, being the MMQ of the Company's share price for the 5   business days preceding the date of grant.

 The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2027, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.12

 04 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 03 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	03 March 2026

Aggregate number of ordinary shares purchased:	50,000

Lowest price paid per share:	$ 126.8000

Highest price paid per share:	$ 131.0000

Average price paid per share:	$ 128.9508

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,750,048 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2064V_1-2026-3-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.13

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolie Fleming
2	Reason for the notification
a)	Position/status	Chief Product and Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$135.00	4,608
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,608 $135.00 $622,080
e)	Date of the transaction	2026-03-04
f)	Place of the transaction	XLON

Exhibit No: 99.14

05 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 04 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	04 March 2026

Aggregate number of ordinary shares purchased:	30,000

Lowest price paid per share:	$ 133.1000

Highest price paid per share:	$ 135.6000

Average price paid per share:	$ 134.5540

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,720,048 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3949V_1-2026-3-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.15

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that Karen Cadbury, a Person Closely Associated ("PCA") of Nicholas Cadbury, a Non-Executive Director of the Company, acquired a total of 800 Ordinary Shares in the Company on 4 March 2026.   Details of each transaction can be found below.

The following transaction notifications are given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karen Cadbury, a PCA of Nicholas Cadbury
Reason for the notification
a)	Position/status	PCA of Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$134.3431	700
d)	Aggregated information - Aggregated volume - Price - Aggregated total	700 $134.3431 $94,040.17
e)	Date of the transaction	2026-03-04
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karen Cadbury, a PCA of Nicholas Cadbury
2	Reason for the notification
a)	Position/status	PCA of Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$134.781	100
d)	Aggregated information - Aggregated volume - Price - Aggregated total	100 $134.781 $13,478.10
e)	Date of the transaction	2026-03-04
f)	Place of the transaction	XLON

Exhibit No: 99.16

06 March 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 05 March 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	05 March 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 131.6500

Highest price paid per share:	$ 135.1500

Average price paid per share:	$ 133.6046

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 150,700,048 ordinary shares in issue (excluding 5,481,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5793V_1-2026-3-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	06 March 2026